

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2017

<u>Via E-mail</u>
Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
5600 Clearfork Main Street, Suite 400
Fort Worth, TX 76109

> **Re:** **Emerge Energy Services LP**
> **Registration Statement on Form S-3**
> **Filed December 6, 2017**
> **File No. 333-221929**

Dear Mr. Shearer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ryan J. Maierson
       Latham & Watkins LLP